UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



Letter to RNS

Notification of Change In Interest in Shares


We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 19 January 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 63,363,751 shares, now represents 7.878% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Jennifer Burton
Assistant Company Secretary


To:     Pearson plc                                                    198/90/1
Date:   17 January 2006


                              AMENDED SECTION 198 NOTIFICATION
                                   Notification of Decrease


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

             Share capital to which this relates:

                 Ordinary Shares (804,299,024 shares outstanding)

             Number of shares in which the Companies have an interest:

                   63,363,751

Name(s) of registered holder (s):

See Schedule B


As of 17 January 2006

Pearson plc

                                                       Number of     Percent of
                                                         Shares     Outstanding
The Capital Group Companies, Inc. ("CG") holdings      63,363,751         7.878%

Holdings by CG Management Companies and Fund:

-  Capital Guardian Trust Company                      24,078,941         2.994%

-  Capital International Limited                        8,397,950         1.044%

-  Capital International S.A.                           2,195,109         0.273%

-  Capital International, Inc.                          1,776,915         0.221%

-  Capital Research and Management Company             26,914,836         3.346%


                                   Schedule A


                      Schedule of holdings in Pearson plc
                              As of 17 January 2008

                         Capital Guardian Trust Company


Registered Name                                                     Local Shares

State Street Nominees Limited                                          3,146 558

Bank of New York Nominees                                              1,001,203

Northern Trust                                                           161,800

Chase Manhattan Bank Australia Limited                                     1,300

Chase Nominees Limited                                                 9,655,234

BT Globenet Nominees Ltd.                                                448,335

Midland Bank plc                                                       2,273,185

Cede & Co.                                                               181,263


                                        Schedule B
                                       Page 1 of 12


Deutsche Bank Mannheim                                                       900

Bankers Trust                                                            980,800

Barclays Bank                                                             93,400

Citibank London                                                            5,300

Royal Trust                                                               10,800

Brown Bros                                                                29,193

Nortrust Nominees                                                      3,940,197

Royal Bank of Scotland                                                    63,100

MSS Nominees Limited                                                      42,800


                                        Schedule B
                                       Page 2 of 12



State Street Bank & Trust Co.                                             38,700

Citibank                                                                   8,800

RBSTB Nominees Ltd,                                                        1,100

Citibank NA                                                               37,900

Deutsche Bank AG                                                           1,600

HSBC Bank plc                                                              1,100

Mellon Bank NA                                                           107,000

ROY Nominees Limited                                                      24,200

Mellon Nominees (UK) Limited                                             993,606


                                        Schedule B
                                       Page 3 of 12


HSBC                                                                      30,800

JP Morgan Chase Bank                                                     798,767

                                                       TOTAL          24,078,941





                                        Schedule B
                                       Page 4 of 12



                             Capital International Limited


Registered Name                                                     Local Shares

State Street Nominees Limited                                            177,962

Bank of New York Nominees                                              1,581,748

Northern Trust                                                           889,538

Chase Nominees Limited                                                 1,832,579

Midland Bank plc                                                          83,200

Bankers Trust                                                             90,500

Barclays Bank                                                             45,200

Citibank London                                                          113,966




                                           Schedule B
                                          Page 5 of 12



Morgan Guaranty                                                           86,900

Nortrust Nominees                                                      1,014,997

Royal Bank of Scotland                                                   753,800

MSS Nominees Limited                                                      91,200

State Street Bank & Trust Co.                                            306,100

National Westminster Bank                                                120,300

Lloyds Bank                                                               58,700

Citibank NA                                                               23,500

Deutsche Bank AG                                                         317,719

                                           Schedule B
                                          Page 6 of 12


Chase Manhattan Nominee Ltd.                                              48,300

HSBC Bank plc                                                            418,500

Mellon Bank N.A.                                                          46,916

KAS UK                                                                    61,425

Bank One London                                                          142,600

Clydesdale Bank plc                                                       77,000

JP Morgan Chase Bank                                                      15,500

                                                  TOTAL                8,397,950



                                             Schedule B
                                           Page 7 of 12




                                  Capital International S.A,


Registered Name                                                     Local Shares

State Street Nominees Limited                                             16,036

Bank of New York Nominees                                                 35,800

Chase Nominees Limited                                                   461,302

Credit Suisse London Branch                                               30,000

Midland Bank plc                                                          95,700

Barclays Bank                                                             31,418

Brown Bros.                                                                4,700

Nortrust Nominees                                                         11,300



                                        Schedule B
                                       Page 8 of 12

Morgan Stanley                                                             6,200

Royal Bank of Scotland                                                   130,018
J.P. Morgan                                                              860,083

National Westminster Bank                                                 16,700

Lloyds Bank                                                               24,800

RBSTB Nominees Ltd.                                                       60,100

Deutsche Bank AG                                                          67 352

HSBC Bank plc                                                            327,000

HSBC                                                                      16,600

                                                     TOTAL             2,195,109


                                         Schedule B
                                        Page 9 of 12




                                Capital International, Inc.


Registered Name                                                     Local Shares

State Street Nominees Limited                                            310,857

Bank of New York Nominees                                                277,868

Chase Nominees Limited                                                   467,650

Midland Bank plc                                                          35,100

Bankers Trust                                                             14,900

Nortrust Nominees                                                        243,157

State Street Bank & Trust Co.                                            342,596

Citibank NA                                                               57,987





                                          Schedule B
                                         Page 10 of 12

HSBC Bank plc                                                             26,800

                                                TOTAL                  1,776,915




                                          Schedule B
                                         Page 11 of 12



                         Capital Research and Management Company

Registered Name                                                     Local Shares

State Street Nominees Limited                                            750,000

Chase Nominees Limited                                                26,164,836

                                             TOTAL                    26,914,836




                                          Schedule B
                                        Page 12 of 12



                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 20 January 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary